UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the previously disclosed legal proceedings initiated by Capital Point Ltd. (“Capital Point”) on June 13, 2019 in the District Court of Tel Aviv, on July 9, 2019, Can-Fite BioPharma Ltd. (the “Company”) filed an appeal to the Supreme Court appealing a decision of the District Court, given on June 30, 2019, compelling the Company to convene a special shareholders’ meeting to replace its directors. The District Court subsequently temporarily stayed execution of the decision and on July 9, 2019, the Company filed with the Supreme Court a motion to stay execution of the District Court decision pending a decision on the appeal. On the same day, the Supreme Court granted the motion on a temporary basis pending any other decision. The Company intends to continue vigorously defending itself in this matter. The Company’s related action that it initiated against Capital Point in the District Court of Tel Aviv is still pending.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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